June 30, 2009

Mail Stop 3010

By U.S. Mail and facsimile to (203) 869-1034

Mr. Neal Ludeke, Chief Financial Officer
Richman Tax Credit Properties L.P., Richman Tax Credit Properties II L.P., Richman
Tax Credit Properties III L.P., Richman American Credit Corp.
340 Pemberwick Road
Greenwich, CT   06831

RE: American Tax Credit Properties L.P., File No. 000-17619
American Tax Credit Properties II L.P., File No. 000-18405
American Tax Credit Properties III L.P., File No. 000-19217
American Tax Credit Trust, a Delaware statutory business trust Series I,
File No. 000-24600
Form 10-K for the year ended March 30, 2008
Form 10-Q for the quarter ended December 30, 2008

Dear Mr. Ludeke:

We have completed our review of your Form 10-K and related filings and have no
further comments at this time.

Sincerely,

Cicely LaMothe
Branch Chief